FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2001


                          BROCKER TECHNOLOGY GROUP LTD.
                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                                    Form 20-F _X_            Form 40-F ___


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                          Yes ___                   No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                           82 ___


--------------------------------------------------------------------------------
FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1       Press Release dated March 13, 2001

Exhibit 1.2       Notice of Meeting dated March 6, 2001

Exhibit 1.3       Information Circular dated March 6, 2001

Exhibit 1.4       Instrument of Proxy

--------------------------------------------------------------------------------
FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BROCKER TECHNOLOGY GROUP LTD.

                                            (Registrant)



March 13, 2001                              By: (Signed) "Andrew J. Chamberlain"
                                                --------------------------------
Date                                            Andrew J. Chamberlain

                                                Corporate Secretary



--------------------------------------------------------------------------------
FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission

                          BROCKER TECHNOLOGY GROUP LTD.
                          2150 Tower One, Scotia Place
                               10060 Jasper Avenue
                                Edmonton, Alberta
                                     T5J 3R8

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
                          BROCKER TECHNOLOGY GROUP LTD.

NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders of BROCKER TECHNOLOGY GROUP LTD. (the "Corporation") will be held at 1310 Merrill Lynch Tower, 10205 - 101 Street, Edmonton, Alberta, Canada, on Wednesday, April 11, 2001, at the hour of 3:00 p.m. (Edmonton time), for the following purposes:

(1) To consider and, if deemed advisable, pass a special resolution to amend the Articles of the Corporation to consolidate the outstanding common shares of the Corporation on the basis of one new share for every four old outstanding shares, and to authorize the directors to revoke such resolution before it is acted on, without further approval of the shareholders of the Corporation.

(2) To consider and, if deemed advisable, pass a resolution to ratify and approve the issuance to Kaufmann Bros., L.P. by the Corporation of warrants to purchase a total of 300,000 common shares, as more particularly described in the accompanying Information Circular.

(3) To transact such other business as may properly come before the Meeting.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ACCOMPANYING INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE MONTREAL TRUST COMPANY OF CANADA, WESTERN GAS TOWER, SUITE 710, 530 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 2S8, ATTENTION:
CORPORATE SERVICES DIVISION, IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, INSTRUMENTS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 24 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The Board of Directors of the Corporation has set March 7, 2001, as the record date for the meeting. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least ten (10) days prior to the meeting that the transferee's name be included in the List of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the meeting.

DATED at Edmonton, Alberta, this 6th day of March, 2001.

                                                   BY ORDER OF THE BOARD

                                                   Per: (Signed) "Casey O'Byrne"
                                                        ------------------------
                                                        Chairman

                          BROCKER TECHNOLOGY GROUP LTD.
                              INFORMATION CIRCULAR

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON WEDNESDAY, APRIL 11, 2001


PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the Management of BROCKER TECHNOLOGY GROUP LTD. (the "Corporation" or "Brocker") for use at the Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held at 1310 Merrill Lynch Tower, 10205 - 101 Street, Edmonton, Alberta, Canada, on Wednesday, April 11, 2001, at the hour of 3:00 p.m. (Edmonton time), and at any adjournments thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders.

The solicitation of proxies is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Special Meeting and this Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews and telephone attendances by directors, officers and employees of the Corporation, who will not be remunerated therefor.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are the directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is deposited at the office of the Registrar and Transfer Agent of the Corporation, The Montreal Trust Company of Canada, Western Gas Tower, Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 24 hours before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

A shareholder who has given a proxy may revoke it by an instrument in writing deposited at the office of the Registrar and Transfer Agent of the Corporation, The Montreal Trust Company of Canada, Western Gas Tower, Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted or withheld from voting in accordance with such specification. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out thereon.

The accompanying Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Special Meeting of Shareholders and any other matters, which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

RECORD DATE

The Board of Directors of the Corporation has set March 7, 2001, as the record date for the Meeting. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least ten (10) days prior to the Meeting that the transferee's name be included in the List of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting. In addition to the foregoing shareholders of record, the Corporation will be providing copies of the meeting materials to intermediaries who will be responsible for distributing such meeting materials to beneficial shareholders who have indicated their desire to receive such materials.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The registered holders of the Common Shares of record at the time of the Meeting are entitled to vote such shares at the Meeting on the basis of one vote for each Common Share held, the Common Shares being the only class of shares entitled to vote at the Special Meeting of Shareholders. In addition, beneficial holders of Common Shares of the Corporation who are beneficial (unregistered) holders as of the Record Date and who have been granted voting rights pursuant to National Policy 41 of the Canadian Securities Administrators and complied with the said Policy will be entitled to vote at the Meeting, subject to the provisions of the said Policy.

Of the Corporation's authorized unlimited number of Common Shares as at March 6, 2001, 19,357,045 Common Shares are issued and outstanding as fully paid and non-assessable. The Corporation anticipates issuing 1,743,700 Common Shares pursuant to its acquisition of Generic Technology Limited, and 223,357 Common Shares pursuant to its acquisition of Certus Project Consulting Limited.

To the knowledge of the directors and senior officers of the Corporation, the shareholders beneficially owning, directly or indirectly, equity shares carrying more than 10% of the voting rights of the outstanding equity shares of the Corporation are as follows:

Name of Municipality      Type of Percentage    Number of    Percentage of 100%
of Residence              Ownership               Shares

Michael B. Ridgway        Of record and         3,035,848           15.7%
Auckland, New Zealand     beneficial

As of the 6th day of March, 2001, the directors and senior officers as a group owned beneficially, directly and indirectly, but without consideration of outstanding stock options, 3,427,848 Common Shares of the Corporation representing approximately 17.7% of the presently issued and outstanding Common Shares of the Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the last fiscal year, the Corporation provided a loan, bearing interest at 7.5% per annum, to the Corporation's Vice-Chairman (formerly the President), Michael B. Ridgway of Auckland, New Zealand. The largest amount outstanding during the last fiscal year was $167,451 (NZ) and the balance as at February 28, 2001 was $195,404. Casey O'Byrne, Chairman and a director of the Corporation, has an interest bearing loan with the Corporation, bearing interest at 5% per annum. The largest amount outstanding on this loan during the last fiscal year was $99,009, and the present balance is $65,733, it is repayable by December 21, 2002. Richard Justice, the Chief Executive Officer and a director of the Corporation, has an interest free loan from the Corporation. The largest amount outstanding on this loan in the last fiscal year was $283,789, and the present balance is $313,448. The Corporation has provided a loan, bearing interest at 14% per annum, to Richard McLean, the Vice-President of Applications Development. The largest amount outstanding on this loan during the last fiscal year was $45,281, and the present balance is $55,289.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid by the Corporation and its subsidiaries to the Corporation's President during the financial years ended March 31, 1998 and March 31, 1999 and March 31, 2000 and for the four most highly compensated executive officers (other than the President) for the financial year ended March 31, 1999 and March 31, 2000 (except where the aggregate salary and bonus did not exceed $100,000). No other executive officers had aggregate salary and bonuses in excess of $100,000 during the financial year ended March 31, 1998. Aspects of this compensation are dealt with in the following table:

----------------------------------------------------------------------------------------------------------------------------
                                                                                             Long-Term
                                                    Annual Compensation                     Compensation
                                     --------------------------------------------------------------------
Name and                                   Salary ($)        Bonus ($)        Other Annual    Number of
Principal                                                                     Compensation    Securities          All Other
Position                                                                         ($)(1)      Under Option       Compensation
----------------------------------------------------------------------------------------------------------------------------
Michael B.                           1998        $143,625        Nil               $6,878       30,000                Nil
Ridgway,
President(3)                         1999        $126,976        Nil              $33,072       30,000                Nil

                                     2000         $41,411        Nil               $7,309      230,000            $41,834
----------------------------------------------------------------------------------------------------------------------------

Richard Justice, Chief               1999        $100,254        Nil              $18,869          Nil                Nil
Financial Officer and Chief
Operating Officer (3)                2000        $100,617        Nil              $18,156      118,000                Nil
----------------------------------------------------------------------------------------------------------------------------

                                     1999        $114,342        Nil                  Nil       50,000                Nil
Chris Spring, General Manager,
Brocker Australia                    2000        $132,206        Nil              $19,816       81,000                Nil
----------------------------------------------------------------------------------------------------------------------------

                                     1999        $108,496        Nil                  Nil          Nil                Nil
David Cooke, Director, Pritech
Corporation                          2000        $105,413        Nil              $32,522          Nil                Nil
----------------------------------------------------------------------------------------------------------------------------

Richard Preston,
National Sales and Marketing
Manager,                             2000         $88,524        Nil              $14,154       15,000                Nil
Sealcorp Australia
----------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Includes taxable value of options exercised and taxable value of company vehicle use. Except as stated perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.

(2) The aggregate cash compensation paid to the President and the Corporation's other four most highly compensated executive officers (its "named executive officers") by the Corporation and its subsidiaries for the year ended March 31, 2000 was $468,171.

(3) Subsequent to the fiscal periods indicated, Mr. Ridgway's position changed to Vice-Chair and Mr. Justice's position changed to Acting Chief Executive Officer.

Option Grants for the Fiscal Year Ended March 31, 2000

The directors and senior officers of the Corporation were granted stock options for the purchase of Common Shares pursuant to the terms of the stock option plan of the Corporation during the fiscal year ended March 31, 2000. The Corporation has not granted any share appreciation rights. The following table sets forth certain information relating to the stock options granted to the directors during the financial year ended March 31, 2000:

Option Grants During the Most Recently Completed Financial Year

-----------------------------------------------------------------------------------------------------------------
                                         % of Total Options                  Market Value of
                                              Granted/                            Shares
                                            Repriced to                         Underlying
                                          Employees in the                   Options at Date
                          Securities       Financial Year       Exercise        of Grant/
                        Under Options     Ended March 31,         Price         Repricing
Name                       (Shares)           2000(1)           ($/Share)       ($/Share)        Expiration Date
-----------------------------------------------------------------------------------------------------------------
Richard Justice            118,000             16.9%              $1.41           $1.41            July 2, 2004
-----------------------------------------------------------------------------------------------------------------
Chris Spring                31,000              4.5%              $1.41           $1.41            July 2, 2004
-----------------------------------------------------------------------------------------------------------------
Michael Ridgway            200,000             28.7%             $11.25           $11.25        February 29, 2005
-----------------------------------------------------------------------------------------------------------------
Casey O'Byrne              100,000             14.4%             $11.25           $11.25        February 29, 2005
-----------------------------------------------------------------------------------------------------------------
Andrew Chamberlain          50,000              7.2%             $11.25           $11.25        February 29, 2005
-----------------------------------------------------------------------------------------------------------------

Notes:

(1) During the fiscal year ended March 31, 2000, the Corporation granted options to acquire shares for an aggregate of 696,000 Common Shares.

Value of Aggregated Options Exercised During the Fiscal Year Ended March 31, 2000 and Financial Year End Option Values

The following table sets forth certain information relating to options exercised by named executive officers and directors of the Corporation during the financial year ended March 31, 2000 and the number and accrued value of unexercised stock options as at March 31, 2000:

Aggregated Option Exercises During the Year Ended March 31, 2000 and Option Values at March 31, 2000

---------------------------------------------------------------------------------------------------------------
                                                                                           Value of Unexercised
                                                                           Unexercised    In- The-Money Options
                               Shares Acquired     Aggregate Value    Options at March     at March 31, 2000(2)
Name                           on Exercise (#)        Realized ($)     31, 2000(1) (#)                      ($)
---------------------------------------------------------------------------------------------------------------
Michael B. Ridgway                         Nil                 Nil             230,000                 $395,500
---------------------------------------------------------------------------------------------------------------
Richard Justice                            Nil                 Nil             118,000               $1,220,120
---------------------------------------------------------------------------------------------------------------
Casey J. O'Byrne                         5,000             $37,100             302,000               $2,177,730
---------------------------------------------------------------------------------------------------------------
Daniel Hachey                           50,000            $350,500                 Nil                      Nil
---------------------------------------------------------------------------------------------------------------
Julia Clarkson                             Nil                 Nil              50,000                 $512,500
---------------------------------------------------------------------------------------------------------------
Chris Spring                               Nil                 Nil              81,000                 $813,040
---------------------------------------------------------------------------------------------------------------
Richard Preston                            Nil                 Nil              15,000                 $158,500
---------------------------------------------------------------------------------------------------------------
Andrew Chamberlain                         Nil                 Nil              50,000                  $25,000
---------------------------------------------------------------------------------------------------------------
Paul Stein                              50,000             $15,000                 Nil                      Nil
---------------------------------------------------------------------------------------------------------------

Notes:

(1)  All options shown are exercisable.

(2) The value of unexercised in-the-money stock options has been determined by subtracting the exercise price of the option as at March 31,2000 from the closing Common Share price of $11.75 on March 31, 2000 as quoted by The Toronto Stock Exchange, and multiplying that number by the number of Common Shares that may be acquired upon the exercise of the option.

The Corporation does not have a long term incentive plan established for the benefit of its named executive officers or directors.

Compensation of Directors

No cash remuneration was paid to the non-executive directors of the Corporation, in their capacities as directors, during the financial year ended March 31, 2000, other than reimbursement of expenses incurred in connection with their duties as directors. The Chairman, Casey O'Byrne, is paid fees of $21,400 per annum, applied to Mr. O'Byrne's loan from the Corporation. Compensation is payable to Daniel Hachey and Julia Clarkson on the basis of $1,000 per meeting for Board meetings and $500 per meeting for committee meetings. The Corporation has agreed to pay Robert W. Singer fees of $70,417 per year. Directors were granted options to acquire shares, the details of which are set out in the tables above.

Compensation of Executive Officers

The aggregate cash compensation paid by the Corporation for services rendered by its named executive officers during the last completed financial year was $468,171. The aggregate value of all other compensation paid to these five executive officers of the Corporation during its fiscal year ended March 31, 2000 did not exceed 10% of the aggregate cash compensation of the executive officers as a group.

Stock Option Plan

The Corporation has established a Stock Option Plan (the "Plan") pursuant to which the Board of Directors of the Corporation may grant options to purchase Common Shares to the officers, directors and employees of the Corporation or affiliated corporations and to consultants retained by the Corporation.

The aggregate number of Common Shares reserved for issuance under the Plan is set at a maximum of 2,800,000 Common Shares (being approximately 14.5% of the presently issued and outstanding shares of the Corporation). There are presently options outstanding for an aggregate of 1,998,000 Common Shares. An aggregate of 127,000 Common shares were issued pursuant to duly exercised stock options during the fiscal year ended March 31, 2000. The aggregate number of Common Shares issuable to any one person shall not exceed 5% of the total number of issued and outstanding Common Shares and the aggregate number of Common Shares issuable to insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares. The period during which an option granted under the Plan is exercisable may not exceed ten years from the date such option is granted. The price at which Common Shares may be acquired upon the exercise of an option may not be less than the closing price of the Common Shares, on the last business day prior to the date the option was granted, traded on The Toronto Stock Exchange.

Options granted under the Plan are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee, or consultant of the Corporation, or a subsidiary, as the case may be.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, the Board of Directors of the Corporation is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan.

Composition of the Compensation Committee

The Corporation has a Compensation Committee, which, during the most recent fiscal year, was composed of Casey O'Byrne, Daniel Hachey and Julia Clarkson. Ms. Clarkson has subsequently resigned as a director of the Corporation. Mr. O'Byrne is also the Chairman of the Corporation. Mr. O'Byrne has been provided with an interest bearing loan by the Corporation (see "Indebtedness of Directors and Officers").

Report on Executive Compensation

The Compensation Committee reviews and makes recommendations to the Board of Directors respecting the compensation of the Chief Executive Officer, Chief Financial Officer, and other senior officers of the Corporation including salaries, bonuses and stock options. To date, executive compensation has been comprised primarily of base salary and stock options. Base salaries of executive officers are reviewed annually based upon a number of factors including competitive salaries, experience, individual performance and level of responsibility. The award of stock options is considered to be an important element of the Corporation's compensation policies as they provide a reward and incentive for enhancing shareholder value. When determining new grants of options, other elements of compensation, including existing options, are taken into account.

Most of the Corporation's senior officers have performance based compensation arrangements. These compensation arrangements include a variable portion based upon the profitability of either the corporate group as a whole or a particular entity, depending upon the position of the executive. For the fiscal year ended March 31, 2000, some of the budget objectives were not achieved and the variable portion of compensation was reduced accordingly.

The compensation for Michael Ridgway, the Chief Executive Officer, for the most recently completed fiscal year was based primarily upon maintaining existing levels of compensation in light of continued corporate growth and development, including growth and revenues and corporate development through expansion and acquisitions.

This report on executive compensation is presented by the Corporation's Compensation Committee during the fiscal year ended March 31, 2000, being comprised of Casey O'Byrne, Daniel Hachey and Julia Clarkson.

Performance Graph

The following graph compares the yearly change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total shareholder return on the Toronto Stock Exchange 300 Index, based upon a $100 investment, assuming the re-investment of dividends where applicable, for the comparable period.


 [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------------------------------------
Security   March 31, 1995   March 31, 1996   March 31, 1997   March 31, 1998   March 31, 1999   March 31, 2000
--------------------------------------------------------------------------------------------------------------
Brocker          100            185.45            363.63           318.18           238.18          2,136.36
--------------------------------------------------------------------------------------------------------------
TSE 300 Index    100            117.9             141.53           185.84           164.92            239.93
--------------------------------------------------------------------------------------------------------------

STATEMENT OF CORPORATE GOVERNANCE PRINCIPLES

The Toronto Stock Exchange (the "TSE") has a policy for listed companies pertaining to corporate governance. This policy adopts the TSE Committee on Corporate Governance in Canada's Report, which sets out a series of guidelines for effective corporate governance (the "Report"). The TSE requires that each listed company disclose on an annual basis its approach to corporate governance. Brocker's approach to corporate governance is set forth below.

1. The mandate of the Board of Directors is to supervise the management of the business and affairs of Brocker and the Board implicitly assumes responsibility for the stewardship of the Corporation. Although the Corporation has a written strategic plan and the Board meets and discusses the future goals of the Corporation. Based on information provided and procedures established by management, the Board from time to time has considered the principal risks of the Corporation's business and reviewed the procedures to manage these risks. The Board has considered and will continue to consider, succession issues and takes responsibility for monitoring the Chief Executive Officer ("CEO") of the Corporation who in turn is responsible for the appointing, training and monitoring of other senior management. The Board has discussed and considered how the Corporation communicates with its shareholders, and senior management of the Corporation promptly deals with received shareholder concerns and queries. The CEO and Chief Financial Officer assess the integrity of the Corporation's internal control and management information systems and report to the Board as required. The Board is of the opinion that given consideration to the size of the Corporation and the expertise of the CEO and other senior management of the Corporation, the foregoing is an appropriate role for the Board.

2. The Board is presently comprised of seven members, five of which (namely Mr. Ridgway, Mr. O'Byrne, Mr. Hachey, James Ah Koy and Robert Singer) are unrelated, in that they are independent of management of the Corporation and are free of any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with his ability to act in the best interest of the Corporation. Mr. Justice is related in that he is the Chief Executive Officer; and Mr. Chamberlain is a member of a law firm that provides services to the Corporation. The Corporation does not have a significant shareholder as defined in the Report.

3. Each of the unrelated directors is also an outside director in that they are not part of the management of the Corporation.

4. The Board deals directly with the issue of the nomination of new directors. The Boards feels this is appropriate given the size of the current Board of Directors. Normally, nominations have been the result of recruitment activities of members of the Board and discussed informally with members of the Board before being formally brought to the Board as a whole.

5. Given the size of the Corporation's Board, it does not have a committee to assess the effectiveness of the Board as a whole, its committees and individual directors. Such assessment is done informally by discussion among individual Board members.

6. The Corporation does not have a formal process of orientation and education program for new recruits to the Board.

7. The Board has examined its size with respect to the issue of its effectiveness and has determined that its present size is adequate, given the size of the Corporation and the nature of its business.

8. The Board  has three  committees,  being  the Audit  Committee,  Compensation
Committee  and  the  Corporate  Governance  Committee.   The  members  of  these
committees are unrelated and outside directors.

9. The Board has a Compensation Committee. This committee is presently comprised of two members, all of which are unrelated and outside directors, as Julia Clarkson, a former member of the Compensation Committee, recently resigned as a director of the Corporation.

10. The Board has a Corporate Governance Committee which is, in general, responsible for developing the Corporation's approach to corporate governance. At present, the committee is comprised of two members, which are unrelated and outside directors.

11. The Board periodically reviews the performance of the CEO but does not have formal position descriptions for the Board and the CEO, nor does it have written corporate objectives which the CEO is responsible for meeting. However, the Board has financial and corporate objectives, and reviews the performance of the CEO in view of the attainment of these financial and corporate objectives and the enhancement of shareholder value.

12. The Board operates closely with management; however, when required, the Board functions independent of management in that it considers and generally, but does not always, accept management's proposals.

13. The Audit Committee is comprised of a majority of outside directors and is responsible for reviewing the audited financial statements of the Corporation. It is in a position, and if required it can have, direct communication with the Corporation's external auditors. The Board has established the roles and responsibilities of the Audit Committee.

14. Individual directors have the ability to engage outside advisors at the expense of the Corporation in appropriate circumstances.

EMPLOYEE SHARE PURCHASE PLAN

Effective January 1, 2001, the Corporation established an Employee Share Purchase Plan (the "Share Purchase Plan") pursuant to which it will reserve an aggregate of 1,500,000 Common Shares (being approximately 7.75% of the presently issued and outstanding shares of the Corporation). The purpose of the Share Purchase Plan is to make available to eligible employees of the Corporation and its subsidiaries a means of purchasing the Corporation's Common Shares through regular payroll deductions. Participation in the Share Purchase Plan is voluntary. The Share Purchase Plan will be available to New Zealand employees following approval by the New Zealand Securities Commission. The major terms of the Share Purchase Plan are set out below.

Computershare Trust Company of Canada (the "Administrator"), which is the Transfer Agent and Registrar of the Corporation, has been designated by the Corporation to act as the Administrator of the Share Purchase Plan and to open and maintain accounts in the names of the participating employees and to arrange for purchases of shares. The Corporation may, in its discretion, change the Administrator or may appoint itself to act as Administrator of the Share Purchase Plan.

All full time salaried employees of the Corporation (except for those holding a position equal to or senior to that of "Group General Manager"), who are schedule to work at least 35 hours a week, are over the age of 16 years, and have completed at least 6 months of continuous service, are eligible to participate in the Share Purchase Plan. Eligible employees may elect to enroll in the Share Purchase Plan as of January 1, April 1, July 1 or October 1, in any year, by delivering to the Corporation appropriate election forms at least 30 days prior to the enrolment date. Each participant must notify the Corporation of what percentage, being a minimum of 2.5% and a maximum of 5%, of his monthly salary he wishes to contribute to the Share Purchase Plan. These contributions are then deducted from the employee's salary on a semi-monthly basis and are matched equally by the Corporation. The matching contribution by the Corporation vests immediately. All contributions are forwarded to the Plan Administrator on a monthly basis. The participant may change the designated percentage of payroll deduction on 30 days notice, and may withdraw from the Share Purchase Plan at any time.

The total amount of contributions is used on a monthly basis to purchase Common Shares of the Corporation from its treasury. The Purchase Price of such shares is that price which is equal to the weighted average of the trading prices of the Common Shares of the Corporation on the Toronto Stock Exchange for the 5 days on which the shares traded on or before the last day of the month for which contributions were remitted to the Administrator. Participants whose contributions were remitted will immediately acquire full beneficial ownership of all shares and fractional interest in shares subscribed for their accounts. All shares will be registered in the name of the Administrator until delivery to the participants, which will occur when an employee withdraws from the Share Purchase Plan or on the request of the employee (subject to payment of the Administrator's fees).

The Corporation will pay all costs of establishing and operating the Share Purchase Plan. The Plan will be monitored by a committee to be appointed by the Board of Directors of the Corporation, which is empowered to make and enforce rules with respect to interpretation resolved ambiguities, and amend or terminate the Share Purchase Plan and decide questions of eligibility.

A participant may withdraw from the Share Purchase Plan at any time, in accordance with the provisions of the Plan. The participants may not sell or transfer their shares until they are in receipt of a certificate for the shares purchased for them. The Corporation may amend or terminate the Share Purchase Plan at any time.

No shares shall be purchased by the Administrator for any participant, for such purchase could result at any time in:

1. The number of shares reserved for issuance pursuant to stock options granted to, or shares purchased under the Share Purchase Plan for, insiders of the Corporation exceeding 10% of the issued and outstanding shares of the Corporation.

2. The issuance to any one insider, and such insiders associates, within a 1 year period, of a number of shares exceeding 5% of the issued and outstanding shares of the Corporation.

The reservation of 1,500,000 Common Shares for the Share Purchase Plan is anticipated to allow the operation of the Share Purchase Plan for approximately 5 years. However, the number of shares that may be purchased under the Share Purchase Plan in any given year can vary significantly, based upon a number of factors including levels of employee compensation, level of participation by employees, fluctuation in foreign currency exchange rates (at the present time a majority of the Corporation's employees are in New Zealand) and fluctuations in the trading price of the Corporation's shares. Except for the matching contribution by the Corporation, no additional financial assistance will be provided by the Corporation under the Share Purchase Plan.

AMENDMENT OF ARTICLES

The shareholders of the Corporation will be asked to consider and, if deemed advisable, pass a special resolution to amend the Articles of the Corporation to consolidate the outstanding Common Shares of the Corporation on the basis on one new share for each four old outstanding shares, and to authorize the directors to revoke such resolution before it is acted on without further approval of the shareholders. The purpose for the proposed amendment is to regain compliance with Nasdaq National Market continued inclusion requirements. In particular, Nasdaq's level one maintenance standards require the Corporation to maintain a minimum bid price of at least $1.00 U.S. per share. At the present time the Corporation's Common Shares are trading below that value. Because the Corporation's shares had traded below that value for 30 consecutive trading days, on January 25, 2001, Nasdaq provided the Corporation with 90 calendar days (until April 24, 2001) to regain compliance with the maintenance standards, failing which Nasdaq will commence delisting procedures. The other level one maintenance standard requirements of Nasdaq that are applicable are outlined below. The Corporation complies with these other standards at the present time and believes that it will continue to comply with them following the proposed share consolidation.

ITEM                                                         MINIMUM REQUIREMENT
----                                                         -------------------
Net Tangible Assets                                               $4,000,000
Public Float (number of shares)                                      750,000
Market Value of Public Float                                      $5,000,000
Round Lot Shareholders (holding 100 shares or more)                      400
Market Makers                                                              2

All dollar amounts set out above are expressed in U.S. dollars.

At the present time the Corporation has 19,357,045 Common Shares issued and outstanding. After giving effect to the shares to be issued pursuant to its acquisition of Generic Technology Limited and Certus Project Consulting Limited, the Corporation will have a total of 21,324,102 Common Shares outstanding. Of the shares presently outstanding, approximately 15.9 million are considered to be the "Public Float", being the shares of the Corporation not held by officers, directors, or persons who beneficially own 10% or more of the outstanding Common Shares of the Corporation. After giving effect to the proposed one for four share consolidation, the Corporation would have 4,839,261 Common Shares outstanding, or 5,331,025 Common Shares after giving effect to the shares to be issued pursuant to the Generic Technology Limited and Certus Project Consulting Limited acquisitions, of which approximately 3.9 million would constitute the Public Float. Any fractional shares resulting from the consolidation will be rounded to the nearest whole share; one-half shares will be rounded down.

All outstanding stock options and warrants of the Corporation provide for their adjustment in the event of a share consolidation. Specifically, the number of shares issuable upon the exercise of the options or warrants will be divided by four, and their exercise price will be multiplied by four.

The Corporation proposes to proceed with the share consolidation only if it is necessary in order to regain compliance with the maintenance standards of Nasdaq. If, prior to April 24, 2001, the Corporation's Common Shares trade at a minimum bid price of at least $1.00 for 10 consecutive trading days, then the share consolidation may not be required to maintain the Nasdaq listing in good standing. In such event, it would be the Corporation's intent to not proceed with the share consolidation. As a result, the form of special resolution proposed to be adopted by the shareholders authorizes the directors of the Corporation to revoke the resolution before it is acted upon. The share consolidation will also require approval of Nasdaq and the Toronto Stock Exchange.

The proposed shares consolidation, if approved by shareholders, will not be implemented without Toronto Stock Exchange approval.

The amendment to the Articles of the Corporation to give effect to the proposed share consolidation requires the passing of a special resolution of the shareholders. A special resolution is one that is passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders who vote in respect of that resolution. The shareholders will be asked to consider and, if deemed advisable, pass the following as a special resolution:

"IT BE RESOLVED THAT:

1. The Articles of the Corporation be amended to consolidate the outstanding Common Shares of the Corporation on the basis of every four outstanding Common Shares being consolidated into one new Common
Share.

2. The directors of the Corporation are authorized to revoke this resolution before it is acted upon without further approval of the shareholders.

3. Any officer or director of the Corporation be and is hereby authorized to do all such things that may be required to give full force and effect to this resolution including, but not limited to, completing and filing Articles of Amendment."

The Toronto Stock Exchange does not impose a minimum bid price requirement to maintain a listing on that Exchange. The Corporation anticipates that its shares will continue to trade on the Toronto Stock Exchange if its shares were delisted from Nasdaq. However, the Corporation considers that delisting from Nasdaq would have a material adverse effect on the Corporation and its shareholders. The potential market for the Common Shares of the Corporation, and the Corporation's potential access to capital may be negatively affected by being delisted from Nasdaq. As a result, the Board of Directors of the Corporation recommend that shareholders vote in favour of this special resolution.

APPROVAL OF WARRANTS

The shareholders will be asked to consider and, if deemed advisable, pass a resolution to approve the granting to Kaufmann Bros. L.P. ("Kaufmann") of warrants to purchase a total of 300,000 Common Shares. Pursuant to an Engagement Letter dated October 24, 2000, the Corporation engaged Kaufmann to provide the Corporation with financial advisory and investment banking services relative to prospective acquisitions in North America and corporate capital planning. Concurrent with entering into the Engagement Letter, the Corporation granted Kaufmann warrants to purchase a total of 300,000 Common Shares of the Corporation, which warrants are expressly made subject to approval of the Toronto Stock Exchange. The Toronto Stock Exchange has required that the granting of the warrants be approved by shareholders of the Corporation as a condition to acceptance by the Toronto Stock Exchange.

The Corporation has issued three separate warrants to Kaufmann, each entitling Kaufmann to purchase up to 100,000 Common Shares of the Corporation. Each warrant expires at 5:00 p.m. on March 1, 2004 (New York time). Each of the three warrants has a different exercise price, being $2.00 U.S. per share, $3.00 U.S. per share and $4.00 U.S. per share, respectively. Each warrant provides Kaufmann with a conversion right, also known as a cashless exercise right. The conversion right permits Kaufmann to convert the warrant into a number of Common Shares of the Corporation determined in accordance with the following formula:


 Number of Shares to be issued =  number of Warrants X (Prevailing market price
                                               - Exercise price)
                                  ---------------------------------------------
                                             Prevailing market price

If this conversion right is exercised by Kaufmann, then Kaufmann would receive Common Shares of the Corporation without having to make payment to the Corporation, but the Corporation would be obligated to issue fewer shares than if the warrant was exercised through a cash payment. The conversion right can be exercised either in whole or in part.

Pursuant to the Engagement Letter, in exchange for the services to be provided by Kaufmann, they are to be paid a retainer of $25,000 U.S., and are to be paid additional fees determined on a percentage basis with respect to acquisitions, financings or other transactions carried out during the one year term of the engagement. The size of the percentage fee to be paid varies based upon the success and nature of the transaction. Kaufmann is also to be reimbursed for its reasonable out of pocket expenses.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and officers of the Corporation, any shareholder who beneficially owns more than 10% of the Common Shares of the Corporation, or any known associate or affiliate of these persons in any transactions since the commencement of the Corporation's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation other than as previously disclosed in this Information Circular, except as follows:

1. Andrew J. Chamberlain, the Corporate Secretary and a director of the Corporation, is a member of the firm Chamberlain Hutchison, which provides legal services to the Corporation.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Special Meeting of Shareholders. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:   March 6, 2001



(Signed)  "Richard Justice"                 (Signed)  "Grant Hope"
---------------------------                 -----------------------------------
RICHARD JUSTICE                             GRANT HOPE
CHIEF EXECUTIVE OFFICER                     CHIEF FINANCIAL OFFICER